UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CTI BioPharma Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12648L 601
(CUSIP Number)

June 9, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12648L 601	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%†
12		TYPE OF REPORTING PERSON (See Instructions) OO

* These shares of the Issuer’s common stock (“Shares”) were acquired in connection with the conversion of 7,500 shares of the Issuer’s Series N-3 Preferred Stock (“Preferred Stock”) beneficially owned by the Reporting Persons.  Such Preferred Stock converted into 5,000,000 Shares, which was calculated by dividing the stated value of each share of Preferred Stock (which is $2,000) by $3.00.

† This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 42,998,041 Shares outstanding as of June 14, 2017, which includes Shares issued upon conversion of certain of the Issuer’s outstanding Preferred Stock.

CUSIP No. 12648L 601	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%†
12		TYPE OF REPORTING PERSON (See Instructions) IA

* These shares of the Issuer’s common stock (“Shares”) were acquired in connection with the conversion of 7,500 shares of the Issuer’s Series N-3 Preferred Stock (“Preferred Stock”) beneficially owned by the Reporting Persons.  Such Preferred Stock converted into 5,000,000 Shares, which was calculated by dividing the stated value of each share of Preferred Stock (which is $2,000) by $3.00.

† This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 42,998,041 Shares outstanding as of June 14, 2017, which includes Shares issued upon conversion of certain of the Issuer’s outstanding Preferred Stock.

CUSIP No. 12648L 601	SCHEDULE 13G	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%†
12		TYPE OF REPORTING PERSON (See Instructions) IN

* These shares of the Issuer’s common stock (“Shares”) were acquired in connection with the conversion of 7,500 shares of the Issuer’s Series N-3 Preferred Stock (“Preferred Stock”) beneficially owned by the Reporting Persons.  Such Preferred Stock converted into 5,000,000 Shares, which was calculated by dividing the stated value of each share of Preferred Stock (which is $2,000) by $3.00.

† This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 42,998,041 Shares outstanding as of June 14, 2017, which includes Shares issued upon conversion of certain of the Issuer’s outstanding Preferred Stock.

CUSIP No. 12648L 601	SCHEDULE 13G	Page 5 of 7 Pages

Item 1.	(a) Name of Issuer:

CTI BioPharma Corp.

(b)	Address of Issuer’s Principal Executive Offices:

3101 Western Avenue, Suite 600, Seattle, WA 98121

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person”, and together, the “Reporting Persons”):

(i)	OrbiMed Capital GP VI LLC (“GP VI”)
(ii)	OrbiMed Advisors LLC (“Advisors”)
(iii)	Samuel D. Isaly (“Isaly”)

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b)	Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

12648L 601

Item 3.

Not Applicable.

Item 4.	Ownership:

GP VI is the sole general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds 5,000,000 shares of the Issuer’s common stock (“Shares”).  Advisors is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) under the Securities Exchange Act of 1934, as amended (the “Act”), and is the Managing Member of GP VI. Isaly is the Managing Member of Advisors and a control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act. On the basis of these relationships, GP VI, Advisors and Isaly may be deemed to share beneficial ownership of the Shares held by OPI VI.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)  Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

CUSIP No. 12648L 601	SCHEDULE 13G	Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12648L 601	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2017

OrbiMed Capital GP VI LLC By: OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly